Exhibit 2.1

Asset Purchase Agreement

            Asset Purchase Agreement made this the 18th day of December, 2015, between, SHENGMA JINGXIN (BEIJING) HEALTH MANAGEMENT CO., LTD. (the "Seller"), and CLEARWATER VENTURES, INC., a Nevada corporation (the "Buyer"), collectively the "Parties".

Subject to approval by Seller's stockholders of the terms and conditions of this Agreement and the nature and amount of the consideration to be received by Seller under this Agreement, the parties agree as follows:

I.	Promise to Buy and Sell. Seller agrees to sell and Buyer agrees to purchase the assets and intellectual property of Seller and its subsidiaries listed in Exhibit A, attached to and made a part of this Agreement, including its good will in the items, for the consideration, under the terms and conditions, and subject to the warranties and representations set forth in this Agreement. All dollar values noted in this agreement are in United States Dollars.

II.	Closing; Documents Deliverable. Promptly following the execution hereof, Seller shall deliver to Buyer such deeds, bills of sale, assignments, and other instruments of transfer as may be necessary to vest in Buyer good and marketable title to the assets sold under this Agreement and Buyer shall pay Seller the purchase price and issue the securities as specified in this Agreement. All documents and papers to which the parties are entitled under this Agreement, unless otherwise specified in this Agreement, shall also be delivered at the closing

III.
Consideration and Allocation.  The parties intend that the Purchase Price includes all items contemplated below and is due and payable as follows. Each party agrees to report the allocation in this manner for all tax purposes:

A.	Cash. Buyer shall pay to Seller USD Five Hundred Thousand ($500,000) by bank cashier's check, or by wire transfer, made payable to the Seller (the "Cash Consideration"). The Cash Consideration shall be due and payable in full or in progress draws based on the mutual agreement of Buyer and Seller; provided that such payment shall be made on or before March 31, 2016;

B.	Stock.

a.	Buyer shall issue to Seller One Million (1,000,000) shares of the Buyer's common shares (the "Shares"); and
b.	In connection with the issuance of the Shares, the Seller shall executed and deliver certificates evidencing the Shares and a Subscription Agreement in the form provided by Buyer;

Exhibit 2.1 -- Page 1

C.	Parties hereby understand and agree that immediate expenditures are required to advance certain Seller products and technology to a commercially saleable state (the "Development Funds"). Buyer hereby accepts responsibility to cover the full amount of the Development Funds, and will inject these funds as soon as they become available. Parties hereby agree that in the event Seller is able to inject part or all of the Development Funds prior to Buyer, the full amount injected by Seller shall be reimbursable to Seller and shall be paid by Buyer to Seller as soon as Buyer is able.

IV.            Warranties and Covenants of Seller.Seller agrees, represents, and warrants as follows:

A.	Seller is duly incorporated and authorized to do business under the laws of People's Republic of China.

B.	The execution of this Agreement has been duly authorized by Seller's Board of Directors.

C.	Seller has obtained the approval of its shareholders of the terms and conditions of this Agreement and of the nature and amount of the consideration to be received by Seller under this Agreement.

D.	Seller does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due.

E.	Seller has good and marketable title to all assets and intellectual property sold under this Agreement, except as otherwise stated in the exhibits attached to this Agreement and except for property disposed of or encumbered in the ordinary course of business.

F.	Seller agrees it has full authority and ability to obtain the necessary consents for the assignment or transfer of any contract, lease, license, or permit to be assigned or transferred under this Agreement and to perform its duties under such contracts, leases, licenses, and permits without default until the closing date.

V.            Mandatory Arbitration.  Notwithstanding the foregoing, and anything herein to the contrary, any dispute under this Agreement shall be required to be resolved by binding arbitration of the parties hereto.  If the parties cannot agree on an arbitrator, each party shall select one arbitrator and both arbitrators shall then select a third.  The third arbitrator so selected shall arbitrate said dispute. The arbitration shall be governed by the rules of the American Arbitration Association then in force and effect.

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VI.            Indemnification. Except as otherwise expressly provided in this Agreement, Seller shall indemnify Buyer against any liability connected with the assets or business sold under this Agreement accruing as a result of acts or omissions occurring before the closing date, and Buyer shall indemnify Seller against any such liability accruing as a result of acts or omissions occurring after the closing date. Each party to this Agreement shall cooperate with the other party in defending claims for which the other party is or may be liable under this provision by giving notice to the other party of the assertion or existence of any such claim and by furnishing such documents and information as may be useful in defense of such claims.

VII.            Transfer of Title; Risk of Loss.  Title to the assets and intellectual property sold under this Agreement shall pass to Buyer on the closing date on delivery to it of the proper instruments of transfer.

VII.            Non-payment of Purchase Price.  In the event of non-payment of part or all of the Purchase Price, Seller will have the option to reassume ownership of some or all of the assets listed in Exhibit A, the process of which shall be governed by mandatory arbitration as defined in section V.

VIII.            Assumption of Liabilities.  Buyer shall not assume any contracts, obligations, debts or liabilities under this agreement, other than those listed on Exhibit A  attached to this agreement (the "Assumed Contracts"). It is expressly understood and agreed that Buyer shall not be liable for any of the contracts, obligations, debts or liabilities of Seller of any kind and nature, other than those listed on Exhibit A, if any

IX.            Disposition of Documents and Records.  Seller shall retain title to all its documents and records, except those agreed to be transferred under this Agreement.

X.            Costs.  Buyer shall bear the cost of title insurance premiums and record costs. All other costs incidental to the sale under this Agreement shall be borne by the parties in accordance with prevailing custom.

XI.            Interpretation of Agreement.

A.            There are no Agreements, warranties, or representations, express or implied, except those expressly set forth in this Agreement. All Agreements, representations, and warranties contained in this Agreement shall apply as of the closing date and shall survive the closing of this Agreement.

B.            This Agreement shall not be assignable by Buyer without the written consent of Seller. Subject to this provision, this Agreement shall be binding on and benefit the successors and assigns of the parties.

C.            This Agreement is to be governed by and construed under the laws of the California.

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SELLER:		BUYER:
SHENGMA JINGXI (BEIJING) HEALTH MANAGEMENT CO., LTD.		CLEARWATER VENTURES, INC.

By:	/s/Bin Zheng	By:	/s/ Huijun Zheng,
	(Signature of Officer)		(Signature of Officer)
	(Bin Zheng, General Manager)		(Huijun Zheng, Chairman & CEO)

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EXHIBIT A

SCHEDULE OF ASSETS
[OMITTED]

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